UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 4)


                                 IA GLOBAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   44920E 10 4
                                 (CUSIP Number)


                                 AKIRA HASHIMOTO
                        INTER ASSET JAPAN LBO NO. 1 FUND
                         35F Atago Greenhills Mori Tower
                             2-5-1 Atago, Minato-Ku
                              Tokyo 105-6235 Japan
                                81 (3) 5776-0880
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JUNE 30, 2003
              Date of Event Which Requires Filing of This Statement


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 44920E 10 4                                       PAGE 2 OF 10 PAGES
--------------------------------------------------------------------------------

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         INTER ASSET JAPAN LBO NO. 1 FUND
--------------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]
                                                                 (b) [ X ]
--------------------------------------------------------------------------------

  3      SEC USE ONLY
--------------------------------------------------------------------------------

  4      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [    ]
--------------------------------------------------------------------------------

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         JAPAN
--------------------------------------------------------------------------------

   NUMBER OF        7      SOLE VOTING POWER               31,580,000 SHARES
                    ------------------------------------------------------------
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ------------------------------------------------------------
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          31,580,000 SHARES
                    ------------------------------------------------------------
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ------------------------------------------------------------
     WITH
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,580,000 SHARES
--------------------------------------------------------------------------------

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       41.2%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 44920E 10 4                                       PAGE 3 OF 10 PAGES
--------------------------------------------------------------------------------

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         PBAA Fund Ltd.
--------------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]
                                                                 (b) [ X ]
--------------------------------------------------------------------------------

  3      SEC USE ONLY
--------------------------------------------------------------------------------

  4      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [   ]
--------------------------------------------------------------------------------

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Island
--------------------------------------------------------------------------------

   NUMBER OF        7      SOLE VOTING POWER               17,343,133 SHARES
                    ------------------------------------------------------------
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ------------------------------------------------------------
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          17,343,133 SHARES
                    ------------------------------------------------------------
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ------------------------------------------------------------
     WITH
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         17,343,133 SHARES
--------------------------------------------------------------------------------

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       26.6%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------

CUSIP NO. 44920E 10 4                                       PAGE 4 OF 10 PAGES
--------------------------------------------------------------------------------

  1      NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Terra Firma Fund Ltd.
--------------------------------------------------------------------------------

  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [   ]
                                                                 (b) [ X ]
--------------------------------------------------------------------------------

  3      SEC USE ONLY
--------------------------------------------------------------------------------

  4      SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------

  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [    ]
--------------------------------------------------------------------------------

  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virign Island
--------------------------------------------------------------------------------

   NUMBER OF        7      SOLE VOTING POWER               13,100,000 SHARES
                    ------------------------------------------------------------
    SHARES

  BENEFICIALLY      8      SHARED VOTING POWER             0 SHARES
                    ------------------------------------------------------------
    OWNED BY

      EACH          9      SOLE DISPOSITIVE POWER          13,100,000 SHARES
                    ------------------------------------------------------------
   REPORTING

    PERSON          10     SHARED DISPOSITIVE POWER        0 SHARES
                    ------------------------------------------------------------
     WITH
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,100,000 SHARES
--------------------------------------------------------------------------------

 12      CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [   ]
--------------------------------------------------------------------------------

 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       20.1%
--------------------------------------------------------------------------------

 14     TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

ITEM 1.

SECURITY AND ISSUER.

     This Amendment No. 4 to Schedule 13D ("Amendment") relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of IA Global, Inc., a Delaware corporation formerly known as Medium4.com, Inc. (the "Issuer"), whose principal executive offices are located at 533 Airport Boulevard, Suite 400, Burlingame, California 94010.

     The Amendment is being filed solely to give notice of (i) a transaction consummated on June 30, 2003 between the Issuer and PBAA Fund Ltd., an open ended limited liability investment company incorporated in the British Virgin Islands as a "Private Fund" ("PBAA"), in which PBAA purchased 13,333,333 shares of Common Stock, and (ii) the conversion on June 30, 2003 by Inter Asset Japan LBO No. 1 Fund, a Japanese limited partnership ("IAJ"), of approximately $1,064,000 in principal amount of the Issuer's outstanding convertible indebtedness held by IAJ, as well as approximately $94,500 of accrued interest thereon, into 1,158 shares of the Issuer's Series B convertible preferred stock (the "Preferred Stock").

ITEM 2.  IDENTITY AND BACKGROUND.

     The Amendment is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934 (the "Exchange Act") by (a) IAJ; (b) PBAA; and (c) Terra Firma Fund Ltd. an open ended limited liability investment company incorporated in the British Virgin Islands as a "Private Fund" ("Terra Firma") (each a "Reporting Person" and collectively the "Reporting Persons"). Each of the Reporting Persons is an institutional investor.

     Information with respect to each Reporting Person is given solely by such Reporting Person; no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person; and each Reporting Person agrees that this statement is filed on behalf of such Reporting Person only. Although the Reporting Persons may be deemed to constitute a "group" for the purposes of Rule 13d-3 under the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

     The sole general partner of IAJ is Inter Asset Japan KK (Kabushiki Gaisha), a Japanese limited liability company (the "IAJ General Partner"). The IAJ General Partner is a venture capital company. The person in control of the IAJ General Partner is Akira Hashimoto, a citizen of Japan. The principal occupation of Mr. Hashimoto is serving as President of the IAJ General Partner. Mr. Hashimoto took over the office of President of the IAJ General Partner on June 15, 2003 from Alan Margerison, a citizen of the United Kingdom. Mr. Margerison is Chairman of the IAJ General Partner. The principal occupation of Mr. Margerison is serving as President and Chief Executive Officer of the Issuer.

     The authorized share capital of PBAA is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Hiroki Isobe ("Isobe"), a citizen of Japan, holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of PBAA and have no right to vote on matters submitted to PBAA's shareholders.

     The authorized share capital of Terra Firma is divided into two classes, 100 common shares having a nominal value of one Japanese yen each and 5,000,000 participating redeemable preference shares. Isobe holds all of the 100 issued common shares. The holders of the redeemable preference shares are private investors of Terra Firma and have no right to vote on matters submitted to Terra Firma's shareholders.

     The control of the investment portfolio of PBAA is by Inter Asset Europe Investment Advisory Ltd. ("IA Europe"), the investment manager of PBAA. The control of the investment portfolio of Terra Firma is by Inter Asset Management Europe Ltd. ("IA Management"), the investment manager of Terra Firma. The ultimate control of each of IA Europe and IA Management is Isobe, a citizen of Japan, as lead manager. The principal occupation of Isobe is serving as financial advisor to IAJ, PBAA, Terra Firma and other international investment funds. The directors of IA Europe are Isobe, Alan Margerison and B. Fitzpatrick. The directors of IA Management are Isobe and Alan Margerison.

     The principal business address of IAJ, the IAJ General Partner, Margerison and Isobe is 35F Atago Greenhills MORI Tower, 2-5-1 Atago, Minato-ku, Tokyo 105-6235 Japan. The principal business address of PBAA is Omar Hodge Building, 2nd floor, 325 Waterfront Drive, Wickams Cay 1, Road Town, Tortola, British Virgin Islands. The principal business address of Terra Firma and IA Management is Woodbourne Hall, P.O. Box 3162, Road Town, Tortola, British Virgin Islands. The principal business address of IA Europe is Hume House, Ballsbridge, Dublin, Ireland.

     During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, Mr. Margerison, Hiroki Isobe, IA Europe and IA Management, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, the IAJ General Partner, Mr. Margerison, Hiroki Isobe, IA Europe or IA Management, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information in this Item 3 is supplemental, relates only to the transactions described in this Amendment, and is not a complete restatement of
Item 3.

     The source of funds used in connection with PBAA's purchase of 13,333,333 shares of Common Stock, as described in Items 1 and 4, was the working capital of PBAA.

ITEM 4.  PURPOSE OF TRANSACTION.

     The information in this Item 4 is supplemental, relates only to the transactions described in this Amendment, and is not a complete restatement of
Item 4.

     On June 30, 2003, the Issuer received a cash infusion of $2 million from PBAA in exchange for an aggregate of 13,333,333 shares of Common Stock. This investment was based on a purchase price per share of $0.15, representing an approximate 25% discount to the trailing 5-day average closing price of the Common Stock ending June 15, 2003, the date upon which PBAA made its investment commitment. As PBAA's purchase price per share was at a discount to market, the Issuer's shareholders will be asked to ratify and approve this transaction, as required by Section 713 of the American Stock Exchange Guide, at the Issuer's forthcoming 2003 annual meeting of shareholders.

     On June 30, 2003, IAJ converted approximately $1,064,000 in principal amount of the Issuer's outstanding convertible indebtedness, as well as approximately $94,500 of accrued interest thereon, into 1,158 shares of Preferred Stock. IAJ may elect to convert the 1,158 Preferred Stock into 11,580,000 shares of Common Stock, subject to adjustment pursuant to the terms of the Certificate of Designation of Preferences and Rights of the Preferred Stock. Such conversion is subject to approval by the Issuer's shareholders to an amendment to the Issuer's Certificate of Incorporation increasing the Issuer's authorized Common Stock to at least 100,000,000 shares.

     The Reporting Persons may purchase additional shares of Common Stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Reporting Persons have no present intention to sell any shares of Common Stock, although any Reporting Person could determine from time to time, based upon the same factors listed above for purchases, to sell some or all of the shares of Common Stock held by such Reporting Person.

     The Reporting Persons do not have any plans or proposals that would result in any of the actions or transactions described in clauses (a) through (j) of
Item 4 of Schedule 13D, except as previously disclosed in this Schedule 13D, as amended, or as set forth above.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

IAJ

     (a) As of June 30, 2003, IAJ beneficially owned 31,580,000 shares of Common Stock, representing approximately 41.2% of the outstanding Common Stock. 20,000,000 of such shares are owned directly by IAJ, and 11,580,00 of such shares are issuable upon the conversion of 1,158 shares of Preferred Stock.

     (b) As of June 30, 2003, the IAJ General Partner had sole voting power and sole dispositive power with respect to 31,580,000 shares of Common Stock.

     (c) Except as described herein, IAJ has not effected any transactions in Common Stock within the 60 days prior to June 30, 2003.

     (d) Not applicable.

     (e) Not applicable.

PBAA

     (a) As of June 30, 2003, PBAA beneficially owned 17,343,133 shares of Common Stock, representing approximately 26.6% of the outstanding Common Stock. This calculation does not include Common Stock that is issuable upon PBAA's conversion of a loan if such loan is not repaid by the Issuer by January 31, 2004. If such conversion had occurred on June 30, 2003, PBAA would have received approximately 4.26 million shares of Common Stock which, when added to those shares beneficially owned by PBAA as of June 30, 2003, would increase its ownership to approximately 31.1% of the then outstanding Common Stock.

     (b) As of June 30, 2003, Isobe, as the sole common shareholder of PBAA and in his capacity with IA Europe, as the investment manager of PBAA, had sole voting power and sole dispositive power with respect to 17,343,133 shares of Common Stock.

     (c) Except as described herein, PBAA has not effected any transactions in Common Stock within the 60 days prior to June 30, 2003.

     (d) Not applicable.

     (e) Not applicable.

TERRA FIRMA

     (a) As of June 30, 2003, Terra Firma beneficially owned 13,100,000 shares of Common Stock, representing approximately 20.1% of the outstanding Common Stock.

     (b) As of June 30, 2003, Isobe, as the sole common shareholder of Terra Firma and in his capacity with IA Management, as the investment manager of Terra Firma, had sole voting power and sole dispositive power with respect to 13,100,000 shares of Common Stock.

     (c) Terra Firma has not effected any transactions in Common Stock within the 60 days prior to June 30, 2003.

     (d) Not applicable.

     (e) Not applicable.

     The share ownership percentages described in this Amendment are based on 65,130,889 shares of Common Stock outstanding on June 30, 2003.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described herein, no Reporting Person nor any other person referred to in Item 2 herein, has any contract, arrangements understandings or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     (a) Agreement and Assignment dated as of September 25, 2002 by and among David Badner, Inter Asset Japan Co., Ltd. and Medium4.com, Inc. *

     (b) Release and Indemnity dated as of September 25, 2002 by and among Jonathan Braun, Inter Asset Japan Co., Ltd. and Medium4.com, Inc. *

     (c) Mezzanine Financing Loan Agreement dated as of May 31, 2002 between Medium4.com, Inc., as Borrower, and David Badner, as Lender. *

     (d) Amendment to Schedule A to Convertible Promissory Note dated November 12, 2002. *

     (e)  Joint Filing Agreement. *

     (f) Intercompany Loan Agreement, dated as of January 31, 2003, between IA Global, Inc. and PBAA Fund Ltd. **

     (g) Investment Agreement, dated as of February 10, 2003, between IA Global, Inc. and IAccele Co., Inc. **

     (h) Subscription Agreement, dated as of June 28, 2003, between IA Global, Inc. and PBAA Fund Ltd.

------------------

*    Previously filed.

** Filed as an exhibit to the Current Report on Form 8-K of IA Global, Inc. (File No. 1-15863) and incorporated herein by reference.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 17, 2003

                   INTER ASSET JAPAN LBO NO. 1 FUND

                   By:   Inter Asset Japan KK, its General Partner


                         By:      /S/ AKIRA HASHIMOTO
                                  --------------------------------------------
                                  Name:    Akira Hashimoto
                                  Title:   President and Chief Executive Officer


                   PBAA FUND LTD.


                   By:   /S/ HIROKI ISOBE
                         -----------------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director


                   TERRA FIRMA FUND LTD.


                   By:   /S/ HIROKI ISOBE
                         -----------------------------------------------------
                         Name:    Hiroki Isobe
                         Title:   Director


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)